Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

     Ended December 31, 2007
(Expressed in Canadian Dollars)

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(UNAUDITED)

	Dec. 31,	June 30,
	2007	2007
ASSETS
Current Assets
Cash and cash equivalents	$7,484,826	$13,540,315
Amounts receivable	41,194	75,580
Marketable Securities (Note 4)	324,000	126,000
Prepaid expenses	602,648	159,039
	8,452,668	13,900,934

Restricted cash (Note 6((a))	633,390	683,249
Capital assets (Note 5)	197,686	53,943
Interests in Geothermal Properties (Note 6)	35,831,541	25,180,575

	$45,115,285	$39,818,701

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,900,803	$2,938,540
Bank Loan (Note 7)	4,989,448	-
	8,890,251	2,938,540

Asset Retirement Obligation	434,988	424,377
	9,325,239	3,362,917

SHAREHOLDERS' EQUITY
Share Capital (Note 8)	42,109,724	41,862,542
Contributed Surplus (Note 9)	4,597,882	4,557,978
Accumulated Other Comprehensive Income	179,642	50,642
Deficit	(11,097,202)	(10,015,378)
	35,790,046	36,455,784

	$45,115,285	$39,818,701

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006

Operating Expenses
Accounting and audit	$26,677	$11,650	$34,177	$22,650
Administration	211,942	63,366	322,651	134,961
Asset retirement obligation	5,131	-	10,611	-
Amortization	16,449	4,657	22,097	7,656
Consulting fees	16,187	43,384	163,234	75,905
Conventions and publishing	118,030	62,954	151,647	109,443
Foreign exchange loss	(32,525)	33,343	(40,901)	108,366
Gain (loss) on sale of marketable securities	-	(43,570)	-	(54,900)
Investor relations	36,976	32,076	68,178	63,635
Insurance	14,535	32,401	31,413	44,667
Legal	41,803	15,533	99,238	24,873
News dissemination	5,703	2,759	13,169	7,480
Office expenses	41,694	30,583	66,853	43,967
Option proceeds in excess of mineral
property costs	(101,961)	(56,081)	(105,425)	(56,081)
Recruitment fees	131,200	-	131,200	-
Rent and telephone	35,068	19,302	62,292	34,639
Stock-based compensation	31,639	24,181	118,086	45,764
Transfer agent and regulatory fees	14,914	9,380	25,354	11,510
Travel and business development	54,995	24,107	99,702	60,799

	668,457	310,025	1,273,576	685,334

Other Income
Interest income	77,925	65,590	191,752	209,267

	77,925	65,590	191,752	209,267

Loss for the period	(590,532)	(239,187)	(1,081,824)	(476,067)

Deficit, beginning of period	(10,506,670)	(7,377,279)	(10,015,378)	(7,140,399)

Deficit, end of period	(11,097,202)	(7,616,466)	(11,097,202)	(7,616,466)

Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares
issued and outstanding	77,012,867	53,324,997	76,938,763	53,269,834

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended			For the Six Months Ended
	Dec. 31, 2007	Dec. 31, 2006		Dec. 31, 2007		Dec. 31, 2006

Cash flows from (used in) operating activities
Loss for the period	(590,532)	$(239,187	) $	(1,081,824	) $	(476,067)
Items not requiring (providing) cash:
Amortization	16,449	4,657		22,097		7,656
Asset retirement obligation	5,131	-		10,611		-
(Gain) loss on sale of securities	-	(43,570)		-		(54,900)
Marketable securities received as option payment	(69,000)	-		(69,000)		-
Foreign exchange (gain)loss on marketable securities	(7,284)	-		-		-
Foreign exchange loss on restricted cash	7,031	-		49,859		-
Stock-based compensation	31,639	24,181		118,086		45,764
Adjustments to reconcile net income (loss) to
net cash used in operation activities
Decrease (increase) in accounts receivable	101,400	19,099		34,386		76,249
Increase (decrease) in accounts payable	1,328,794	384,046		962,263		36,528
(Increase) decrease in prepaid expenses	(366,690)	14,644		(443,609)		(75,164)

	456,938	163,870		(397,131)		(439,934)

Cash flows used in investing activities
Mineral property interests	(4,863,023)	(4,009,641)		(10,650,966)		(11,074,837)
Proceeds from disposal of marketable securities	-	86,050		-		111,540
Acquistion of intangible assets	-	-		-		-
Acquisition of capital assets	(126,123)	(15,534)		(165,840)		(18,216)

	(4,989,146)	(3,939,125)		(10,816,806)		(10,981,513)

Cash flows from financing activities
Deferred finacing charges	-	-		-		-
Bank loan	4,989,448	-		4,989,448		-
Options exercised	78,125	54,000		155,250		81,000
Warrants exercised	13,750	-		13,750		-

	5,081,323	54,000		5,158,448		81,000

Increase (decrease) in cash and cash equivalents	549,115	(3,721,255)		(6,055,489)		(11,340,447)

Cash and cash equivalents, beginning of period	6,935,711	8,497,900		13,540,315		16,117,092

Cash and cash equivalents, end of period	7,484,826	$4,776,645		$7,484,826		$4,776,645

Cash and cash equivalents is comprised of:
Cash				$783,215		$1,457,037
Short-term deposits				6,701,611		3,307,363
				$7,484,826		$4,764,400

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Net loss for the period	$(590,532)	$(239,187)	$(1,081,824)	$(476,067)
Other comprehensive income
Increase in unrealized holding gains on
marketable securities	100,716	-	129,000	-
Comprehensive loss	$(489,816)	$(239,187)	$(952,824)	$(476,067)

	For the Three Months Ended		For the Six Months Ended
Accumulated comprehenisve income	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Balance at beginning of period	$78,926	$-	$50,642	$-
Other comprehensive income for the period	100,716	-	129,000	-
Balance at end of the period	$179,642	$-	$179,642	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995 under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amount shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at December 31, 2007, the Company has a working capital of $(437,583), and has accumulated losses totalling $11,097,202.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	NEWLY ADOPTED ACCOUNTING POLICIES

Financial Instruments

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

(i)	Financial Instruments – Recognition and Measurement

In accordance with this new standard the Company classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

2.	NEWLY ADOPTED ACCOUNTING POLICIES (CONTINUED)

(i)	Financial Instruments – Recognition and Measurement (Continued)

receivables and financial liabilities other than those held for trading are measured at amortised cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

(ii)	Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company’s financial statements include a Statement of Comprehensive Loss, which includes the components of comprehensive income. For the Company, other comprehensive income (“OCI”) is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”) which is presented within shareholders’ equity in the balance sheet.

(iii)	Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at December 31, 2007 the Company has not designated any hedging relationships.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, NGP Blue Mountain Holdco LLC , incorporated in the State of Nevada, NGP Blue Mountain I LLC, incorporated in the State of Nevada, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated. The Company accounts for companies acquired, by the purchase method of accounting. This includes the results of those companies from the date of acquisition.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

c)	Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

d)	Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

e)	Option Proceeds Received On Geothermal Properties

Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

f)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Comprehensive Income (Loss) (Continued)

Accordingly, the Company reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

g)	Capital Assets and Amortization

Capital assets are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

h)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

i)	Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

k)	Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

l)	Asset Retirement Obligations

Future costs to retire an asset, including remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

m)	Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

n)	Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the quarter end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

p)	Borrowing Costs

Borrowing costs, which include interest, legal fees, advisory fees, stand-by fees and commissions, is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize borrowing costs to assets under development while activities are in progress.

4.	MARKETABLE SECURITIES

	December 31, 2007		June 30, 2007
	(unaudited)		(audited)
	NUMBER OF		NUMBER OF
	SHARES	AMOUNT	SHARES	AMOUNT

Sierra Geothermal Power Corp:
Cost – common shares,
net of foreign exchange	400,000	$144,358	300,000	$75,358
Unrealized gain recognized	-	179,642	-	50,642

	400,000	324,000	300,000	$126,000

5.	CAPITAL ASSETS

	December 31, 2007	June 30, 2007
	(unaudited)	(audited)

Computers	$77,510	$41,649
Field Equipment	99,319	14,446
Office Furniture & Equipment	61,144	31,312
Software	38,344	18,883
	276,317	106,291
Accumulated depreciation	78,631	52,347
	$197,686	$53,943

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company's geothermal property interests, all located in the U.S., are as follows:

	December 31,
	2007	2006
Blue Mountain Geothermal Project - Nevada	$35,232,577	$19,314,824
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	165,965	96,877
Crump Geyser - Oregon	432,999	403,321
Other potential projects	-	5,328
	$35,831,541	$19,820,350

a)	Blue Mountain Geothermal Project, Nevada,

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest, covers 4,445 hectares (10,984 acres) on 17 geothermal sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 15mi2 (39km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $633,390 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. This security deposit has been disclosed as restricted cash in these financial statements. The Company has placed on deposit with a Canadian Chartered Bank a deposit of US$645,000 as security for this letter of credit. The deposit currently earns interest at the rate of 4.2% per annum which accrues to the Company.

In December 2007, NGP received approval from United States Department of the Interior, Bureau of Land Management (BLM) for its Operations Plan and Utilization Plan for the Blue Mountain Geothermal Project. Approval is for lands located within the Blue Mountain Geothermal Unit Agreement area (which includes federal and private leases) and the rights-of-way for the electrical transmission line and power switching station

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

a)	Blue Mountain Geothermal Project, Nevada (cont’d)

Based on the environmental analysis and Finding of No Significant Impact (FONSI), NGP is allowed to proceed with geothermal development operations. Work includes the construction of new well pads, access roads and temporary water wells for the purpose of drilling geothermal production wells and installation of production, re-injection, and fresh water pipelines in support of development facilities to operate a geothermal power plant.

In November 2007, the Company executed a Large Generator Interconnection Agreement (LGIA) with Sierra Pacific Power Company (SPPC). The LGIA covers up to 75 MW of new electric generation in two phases from the Blue Mountain Geothermal resource. The Agreement was the culmination of SPPC engineering studies which determined that interconnection to SPPC’s electrical transmission grid was feasible.

The following costs have been incurred on the project:

	December 31,
	2007	2006
Acquisition
Property leases, permits and regulatory	$47,600	$34,948

Deferred exploration
Borrowing costs	1,185,119	-
Geological and geophysical	840,164	546,060
Non-geological consulting	475,364	208,859
Drilling	6,835,438	7,558,038
Feasibiity study	12,178	33,900
Road Maintenance	2,310	493,091
Camp and field supplies	907,837	1,382,892
Reports and maps	40,876	6,277
Testing	151,734	-
Transmission line	70,967	-
Water analysis	24	46,663
Water rights	-	29,161

Costs incurred during the period	10,569,611	10,339,889

Balance, beginning of period	24,662,966	8,974,935

Balance, end of period	$35,232,577	$19,314,824

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

b)	Pumpernickel Valley Geothermal Project, Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km2 (5 mi2) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares (934 acres)) to the Company and provide preferred equipment pricing for a one time fee of US$15,000 and a right of first refusal, for the Pumpernickel project equipment. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The Company was also granted two outstanding BLM leases, adding another four sections of federal land, bringing the total leasehold to 2,809 hectares (6,942 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

        3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
        5% of the gross proceeds of a sale of any substances in an arm’s length transaction
        2% of the gross proceeds from the sale of or manufacture there from of bi- products,
        10% of net profits from the use of substances at a commercial facility other than an electric power generating facility
        Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (“SGC”) will finance up to $5-million in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest.

On December 12, 2007 Sierra Geothermal signed an amendment to the option agreement to revise the earn-in schedule with NGP for the Pumpernickel geothermal land. The original option agreement was entered into on October 12, 2004 and amended on February 14, 2006. To date SGC has issued 400,000 shares of stock and forwarded C$1,000,000 to Nevada Geothermal for Pumpernickel.

In order to complete their earn-in of the 50% joint venture interest in the Pumpernickel geothermal land, SGC is required to make remaining cash payments and to issue

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)

stock as follows: (a) pay NGP $70,000, (b) incur exploration and development expenditures totaling $4,000,000 and (c) issue 200,000 common shares of SGC to NGP by December 15, 2008. At December 31, 2007, Sierra Geothermal Corp had met its obligations under the contract.

The following costs have been incurred on the project:

	December 31,
	2007	2006
Acquisition
Property leases, permits and regulatory	$1,298	$-

Deferred exploration
Camp and field supplies	2,511	1,929
Drilling	-	-
Geological and geophysical	41,889	7,811
Non-geological consulting	1,383	3,494
Reports and maps	166	5,095
Road construction and maintenance	-	-
Water analysis	1,376	-
Sierra Geothermal funding and option payments	(48,623)	(18,329)

Costs incurred during the period	-	-

Balance, beginning of period	-	-

Balance, end of period	$-	$-

c)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 26 km2 (10 mi2) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for US$1 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (CONTINUED)

c)	Black Warrior Peak, Nevada, U.S.A. (Continued)

The following costs have been incurred on the project:

	December 31,
	2007	2006
Acquisition
Property leases, permits and regulatory	$10,273	$11,451

Deferred exploration
Camp and field supplies	-	-
Geological and geophysical	54,415	204
Reports and maps	30	-

Costs incurred during the year	64,718	11,655

Balance, beginning of period	101,247	85,222

Balance, end of period	$165,965	$96,877

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south eastern Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	December 31,
	2007	2006
Acquisition
Property leases, permits and regulatory	$16,027	$17,262

Deferred exploration
Camp and field supplies	-	5,090
Geological and geophysical	610	17,448

Costs incurred during the period	16,637	39,800

Balance, beginning of period	416,362	363,521

Balance, end of period	$432,999	$403,321

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

7.	BANK LOAN

On November 1, 2007, Company's wholly owned and newly formed subsidiary NGP Blue Mountain I LLC (NGP I) closed a $20-million (U.S.) bridge financing with Glitnir Banki HF (“Glitnir”), secured solely by those assets related to the Blue Mountain project.

Glitnir extended the bridge loan facility of $20-million (U.S.) for the continuing development of the up to 35-megawatt Blue Mountain, Faulkner I project in Nevada. The proceeds of the loan will finance further developmental drilling, preconstruction efforts for the geothermal power plant, the geothermal well field, related infrastructure and development costs until construction financing for the power plant is in place.

Under the terms of the bridge loan, interest is charged on funds drawn on the credit facility, at the Company’s option, at an interest rate based upon either the 90 day LIBOR rate or the greater of the average of the overnight Federal funds transactions plus ½ percent and WSJ (Wall Street Journal) Prime rate plus a margin ranging from 2.25% to 4.25% per annum. NGP I will also pay Glitnir a commitment fee equal to 0.5% per annum on the undrawn funds for each day during the period from and including the date of the loan approval to the last day undrawn funds were available. An upfront fee was paid to Glitnir in the amount of US$250,000.

NGP I has no obligation to make any payment of principal, interest or commitment fee prior to the earlier of the closing of construction financing and November 1, 2009, unless it has not complied with the terms of the loan agreement.

As at December 31, 2007, NGP I has drawn US$5,000,000 of the facility and incurred approximately US$80,904 in interest charges and commitment fees.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	SHARE CAPITAL

a)	Authorized:	Unlimited voting common shares - no par value
25,000,000 first preferred shares - no par value (none issued)
25,000,000 second preferred shares - no par value (none issued)

b)	Common Shares Issued and Outstanding

	SHARES	AMOUNT

Balance, June 30, 2006	53,202,171	$28,591,656

For cash
Options exercised	545,000	295,200
Private Placements, net of financing costs	23,077,000	12,842,679
Options exercised - stock option valuation	-	133,007

Balance, June 30, 2007	76,824,171	41,862,542

For cash
Options exercised	250,000	155,250
Warrants exercised	12,500	13,750
Options exercised - stock option valuation	-	78,182

Balance, December 31, 2007	77,086,671	$42,109,724

During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

As a finance fee, the company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

During the six month period ended December 31, 2007, the Company received proceeds of $155,250 from the exercise of 250,000 stock options. As well the Company received $13,750 from the exercise of 12,500 warrants.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	SHARE CAPITAL (CONTINUED)

c)	Stock Options

During the six month period ended December 31, 2007, the company received $155,250 from the exercise of 250,000 stock options.

As at December 31, 2007, the following stock options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	DEC. 31	CONTRACTUAL	EXERCISE	DEC. 31
PRICE	2007	LIFE	PRICE	2007

0.28	478,000	0.64	0.28	478,000
0.35	180,000	1.16	0.35	180,000
0.54	157,000	1.76	0.54	157,000
0.65	3,672,000	4.26	0.65	3,614,500
0.80	300,000	1.27	0.80	300,000
0.81	80,000	4.76	0.81	-
0.90	1,473,000	3.05	0.90	1,473,000
1.12	50,000	3.21	1.12	50,000
1.15	255,000	4.92	1.15	-
	6,645,000	3.62	0.70	6,252,500

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	SHARE CAPITAL (CONTINUED)

c)	Stock Options (Continued)

A summary of the changes in share purchase options for the year ended June 30, 2007 and for the six month period ended December 31, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	3,483,000	$0.71

Granted	3,927,000	0.65
Exercised	(545,000)	0.54
Cancelled/expired	(325,000)	0.90

Balance, June 30, 2007	6,540,000	0.68

Granted	585,000	0.95
Exercised	(250,000)	0.62
Expired	(230,000)	0.81

Balance, December 31, 2007	6,645,000	$0.70

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the six month period ended December 31, 2007, the Company recorded $118,086 (2006 - $45,764) in stock based compensation for options granted.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Risk free interest rate	3.76 - 4.67%	4.17%
Expected life	1 - 2yrs	1yr
Expected volatility	57– 66%	66%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.18	$0.21

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	SHARE CAPITAL (CONTINUED)

d)	Agents Units

As at December 31, 2007, the following agents units were outstanding:

		Number		Number
		Outstanding	Remaining	Exercisable
	Exercise	at Dec. 31,	Contractual	at Dec. 31,
	Price	2007	Life (years)	2007

April 28, 2008	0.90	1,573,333	0.33	1,573,333
March 1, 2009	0.65	1,846,160	1.17	1,846,160
		3,419,493	0.78	3,419,493

A summary of the changes in agents units for the year ended June 30, 2007 and for the six month period ended December 31, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	UN ITS	PRICE

Balance, June 30, 2006	1,573,333	$0.90

Granted	1,846,160	0.65
Exercised	-	0.00
Cancelled/expired	-	0.00

Balance, June 30, 2007	3,419,493	0.90

Granted	-	0.00
Exercised	-	0.00
Expired	-	0.00

Balance, December 31, 2007	3,419,493	$0.90

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

8.	SHARE CAPITAL (CONTINUED)

e)	Share Purchase Warrants

As at December 31, 2007, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
SHARES	PRICE	DATE

13,000,000	1.40	April 21, 2008
6,666,667	1.40	April 28, 2008
3,850,000	1.10	Februray 12, 2009
19,214,500	1.10	Februray 28, 2009
42,731,167

A summary of the changes in share purchase warrants for the year ended June 30, 2007 and for the six month period ended December 31, 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, June 30, 2006	24,465,667	$1.31
Issued	23,357,000	1.10
Expired	(5,079,000)	(0.80)
Balance, June 30, 2007	42,743,667	1.24
Exercised	(12,500)	(1.10)
Balance, December 31, 2007	42,731,167	$1.24

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

9.	CONTRIBUTED SURPLUS

	December 31,
	2007	2006
Balance, beginning of period	$4,557,978	$2,375,310
Compensation options & agents units granted	118,086	21,583
Stock options exercised	(78,182)	(21,015)
Balance, end of period	$4,597,882	$2,375,878

10.	RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2007 and 2006, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	December 31,
	2007	2006

Consulting and wages	$166,076	$144,680
Director fees	$30,636	$21,000
Geothermal consulting	$472,416	$461,388
Rent	$11,643	$-
Recruitment fees	$131,200	$-
Capital assets	$102,143	$-

As at December 31, 2007, a total of $234,818 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and was to be renewed annually until rescinded. The contract was terminated on October 1, 2007

On October 1, 2007, the company entered into an employment contract with Mr. Brian fairbank, President and CEO. Simultaneously, the company agreed to hire the former employees and acquire certain assets from Fairbank Engineering Ltd. (“FEL”). FEL was a consulting company owned by Mr. Fairbank. As consideration, the company has agreed to issued to FEL, 160,000 common shares at a deemed price of $0.82 per share and pay the balance of the purchase price in cash. The agreement was accepted by the TSX venture exchange on January 16, 2008.

On November 1, 2007 the Company paid the first portion of a financing success fee (US$ 400,000) contemplated by the January 12, 2007 financial advisory services Agreement with Mr. Markus Christen, a director of the Company, as amended July 2, 2007. The success fee may reach US $1.9 million.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

11.	COMMITMENTS

The following are commitments at December 31, 2007 that are not otherwise disclosed elsewhere:

a)	The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2008	$350,487
2009	$508,216
2010	$569,862
2011	$587,050
2012	$554,410
2013 and thereafter	$1,338,621
$3,908,646

b)	On October 1, 2007 the Tywell Management Agreement was terminated and replaced by an employment agreement whereby the Company retained the services of Mr. Brian Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year. The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

c)	The November 2007 LGIA Agreement commits the Company to provide a letter of credit by July 1, 2008 that can be drawn to reimburse Sierra Pacific Power for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits NGP to reimburse Sierra Pacific Power’s interconnection facilities capital expenditures, estimated to reach approximately US $700 K during 2008.

12.	SEGMENTED DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

13.	CONTINGENT LIABILITIES

The Company is disputing certain expenses with a former drilling contractor. The maximum amount under dispute approximates US$900,000. The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the legal proceedings is not presently determinable.

NEVADA GEOTHERMAL POWER INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(Expressed in Canadian Dollars)
(UNAUDITED)

14.	SUBSEQUENT EVENTS

Subsequent to December 31, 2007:

a)	On January 11, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

b)	On January 17, 2008, the Company received $13,750 from the exercise of 12,500 share purchase warrants.

c)	On January 17, 2008, the Company issued 160,000 shares to a Director and Officer of the Company as consideration for the hiring of former employees from Fairbank Engineering Ltd. (“FEL”) and paid approximately $102,000 for certain assets of FEL.

d)	In January 2008, the Company retained CCM Consulting, a division of Cronus Capital Markets (CCM) Inc., to assist the company with information-based strategies to increase market efficiencies and overall liquidity.

The services to be provided by CCM will include the production of various forms of research coverage through CCM Research (a division of Cronus Capital Markets), ongoing media coverage, web-based as well as live investor presentations, and distribution and dissemination of research reports. Nevada Geothermal Power, Inc. will be paying $42,500 for these services over the next 12 months.

There is no prior relationship between Nevada Geothermal Power, Inc. and CCM, nor is there any prior direct or indirect interest in Nevada Geothermal Power, Inc. or its securities, or any right to acquire such an interest on the part of CCM.

e)	On January 14, 2008, Well 25-14 was completed and subsequent; flow-testing resulted in a third party consultant report indicating 7.5MW (net) power.

f)	On January 20, 2008, the NGP 1 drew an additional US$10 million from the available Glitnir bridge loan facility, resulting in an outstanding loan balance of US $15 million plus interest charges and commitment fees.

g)	In early February 2008, the Company issued a US$20 million Limited Notice to Proceed (“LNTP”) to Ormat Technologies Inc. for engineering, procurement and construction (“EPC”) services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of US$10 million.

h)	On February 19, 2008, the Company received $53,000 from the exercise of 70,000 stock options.

i)	During February 2008 an Amendment to the LGIA Agreement resulted in a letter of credit commitment (US$1370 K), expected to be issued July 1, 2008.